Exhibit 6.2

Services Agreement

This Services Agreement (the “Agreement”) is made and entered into as of the 1st day of November, 2023, by and between Omnicom Public Relations Group, Inc. (“Client”) and Rad Technologies, Inc. d/b/a Rad AI (the “Vendor”).

WHEREAS, Vendor is in the business of providing services as described in the applicable Statement of Work, insertion order, or other written authorization form attached hereto (each, an “SOW”) and

WHEREAS, Client desires to retain the services of Vendor for the purpose of assisting Client and its respective clients (“Customers”), in providing or gathering data or content for use in connection with marketing efforts,

NOW, THEREFORE, in consideration of the above and mutual covenants set forth below, the parties hereby agree as follows:

1.	AFFILIATES - Vendor and Client hereby agree that any of Client’s subsidiaries and affiliates may obtain and use the Licensed Products (as defined below) and/or use and receive the Services (as defined below) under the provisions of this Agreement upon execution of an SOW with Vendor, which shall be deemed incorporated herein by reference (each such subsidiary and affiliate that executes an SOW, a “Participating Affiliate”). It is expressly understood that each Participating Affiliate shall (for purposes of any applicable SOW executed by such Participating Affiliate) be deemed to be the “Client” hereunder (with all associated rights, benefits and obligations) and that Client shall not be liable in any manner for any acts, omissions or liabilities of any other Participating Affiliates, nor shall any Participating Affiliate be liable in any manner for any acts, omissions or liabilities of Client or any other Participating Affiliate. Each Participating Affiliate shall be able to obtain and use the Licensed Products and Services granted hereunder, subject to the provisions of this Agreement and at the pricing and payment terms stated herein and in the applicable SOW.

2.	THE SERVICES – Pursuant to the terms of this Agreement and any applicable SOW, Vendor shall provide, and Client (including its Customers and their respective agents and contractors) shall have the right to use and receive, Services (including any deliverables associated with such Services, including without limitation, the Client Content (as defined below)) and Licensed Products (as defined below); which, among other things, may allow Client (and/or its Customers) to develop, manage, collect and display data and research in a variety of formats. Such services and deliverables, including any services rendered by Vendor prior to the date of this Agreement, are collectively referred to as the “Services.” Each SOW shall describe the nature and scope of the Services ordered. It is expressly understood that Client and its affiliates make no commitment of any kind regarding the volume of Services to be commissioned from Vendor under this Agreement, and nothing contained in this Agreement will prevent Client or its affiliates from obtaining similar services and deliverables from other third party providers. The parties agree that time is of the essence with respect to completion of the Services and delivery of Client Content by Vendor.

The pre-existing tools and data used by Vendor to perform the Services or otherwise which are necessary for Client’s use of the Client Content in the manner intended, including, but not limited to, software or other technologies and documentation related thereto, are referred to as the “Licensed Products.”

Any infographics, reports, software programs, data visualizations or other content or data (including without limitation, all Collected Data, as defined below) or analyses created or otherwise generated in connection with the Services (including without limitation, via utilization of the Licensed Products) shall be referred to as the “Client Content”.

3.	TERM AND TERMINATION – This Agreement shall begin as of the above date and shall remain in full force and effect until terminated in accordance with this Section 3 (the “Term”).

Client may at any time terminate this Agreement and/or any SOW, with or without cause, upon thirty (30) days prior written notice to Vendor. In the event of any such termination for convenience, Client shall be liable for any authorized work properly performed and any non- cancelable authorized third party costs incurred or committed to prior to such termination, provided that Vendor shall take all commercially reasonable steps to mitigate such third party costs. Vendor may terminate this Agreement without cause upon one hundred eighty (180) days prior written notice to Client, provided there are no outstanding Services or SOWs. Notwithstanding the foregoing or any other provision herein to the contrary, upon the termination of this Agreement for any reason by either party, Vendor shall continue to perform hereunder until the completion of all outstanding Services and SOW(s), if so requested by Client.

This Agreement or any SOW may be terminated by either party upon fifteen (15) days’ prior written notice to the other party (identifying the applicable breach in reasonable detail) in the event of a material breach of this Agreement by the other party; unless such breach is cured by the breaching party within fifteen (15) days following receipt of said notice. This Agreement may be terminated by either party immediately upon notice to the other party in the event of (i) the other party becoming insolvent or subject to the direct control of a temporary or permanent liquidator, receiver, trustee or custodian for all or a substantial part of its assets or business, (ii) an assignment by the other party for the benefit of creditors, or (iii) the filing by the other party of a bankruptcy petition or a petition to take advantage of any insolvency laws. In addition to any other available rights and remedies, Client may immediately terminate this Agreement upon notice to Vendor that Vendor’s provision of the Services has resulted in injury to the reputation of Client or any Customer, or in the event of Vendor’s breach of its confidentiality or data security obligations hereunder.

Upon termination of this Agreement, Vendor shall promptly deliver all completed or partially completed Client Content to Client (including without limitation any underlying data upon which such Client Content is based) and refund to Client any amounts previously paid by Client to Vendor for Services not yet rendered as of the termination date.

4.	FEES AND PAYMENT – Client shall be responsible for payment of undisputed amounts to Vendor for Vendor’s proper performance of the Services in accordance with the fees and other terms stipulated in any SOW. Accordingly, subject to Client’s right to withhold payment of amounts subject to a good faith dispute, Client agrees to pay Vendor the fees specified in the SOW. Fees shall be invoiced pursuant to the payment schedule set forth in the SOW, and payment of undisputed amounts shall be due within sixty (60) days of Client’s receipt of the applicable invoice. Payment shall be made to the designated Vendor address on the invoice.

Notwithstanding the foregoing (or any other provision herein) to the contrary, Vendor acknowledges that Client (unless otherwise specified by Client) may be acting as agent on behalf of a specified Customer with respect to any SOW. Accordingly, Client will make payment of all appropriate sums due to Vendor hereunder solely to the extent paid and cleared to Client by Customer. Notwithstanding anything to the contrary contained herein, if there is a failure to make any payment hereunder because of a Customer’s failure to pay Client, Vendor will look solely to the Customer and not to Client for such payment, unless otherwise set forth in the applicable SOW. Vendor agrees that any agreed rates include any and all applicable federal, state and local taxes. Liability for any sales, use or other taxes and any penalties and interest charges due on these taxes shall be Vendor’s sole responsibility. In the event Client or Customer is required to pay such amounts for whatever reason, Vendor agrees to immediately reimburse Client or Customer, as applicable, for all such amounts.

5.	DATA COLLECTION AND REPORTING - In connection with performance of the Services, Vendor may (if applicable pursuant to the terms of the applicable SOW, and subject to the terms and conditions herein and in each case subject to Client’s prior written approval) collect and maintain information about or relating to individuals (such as consumers or customers) and/or the activities or research topics hereunder (collectively, “Collected Data”), which may include, without limitation, (i) non-personally identifying data; (ii) business information including but not limited to details about the context in which Collected Data was gathered; (iii) Personal Data (as defined below); and (iv) any “metadata” or other analysis of any data collected by Vendor hereunder. Vendor will comply with the terms set forth in Exhibit 1 and Exhibit 2. “Personal Data” means any information gathered, collected by or provided to Vendor by or on behalf of Client or any Customer, that can be used to identify, locate, or contact an individual, including without limitation (a) first and last name; (b) home or other physical address or IP address; (c) telephone number; (d) Social Security number or similar identifier; (e) employment, financial, or health information; and/or (f) any other sensitive information relating to an individual that is combined with any of the above. For the avoidance of doubt, all Collected Data shall be considered Confidential Information of Client.

Vendor will only use tracking or data collection technologies (“Tracking Technologies”), that comply with applicable Laws (as defined below) and best industry practices, and whose methods of operation and data collection capabilities have been fully disclosed to Client. For purposes herein, “Laws” means any federal, state, provincial, county, municipal or other local laws, rules, regulations, ordinances or judicial decisions enacted or issued by a court or other governmental authority of any country, state, province, county, city or other municipality as well as, to the extent applicable, the Network Advertising Initiative’s (NAI) Self-Regulatory Principles and the NAI Web Beacon Guidelines, the Self-Regulatory Principles of Online Behavioral Advertising and other self-regulatory guidelines issues by the DAA, NAI, CASRO and the FTC.

Vendor will provide reports (that may include the Client Content) (“Reports”) within 5 business days of the date the applicable Collected Data is obtained via any mutually agreed means. Client hereby grants Vendor a non-exclusive, worldwide, royalty free, revocable license to use the Collected Data and Client Content solely as necessary to perform the Services pursuant to the terms herein and applicable SOW. Vendor agrees and acknowledges that certain Customers may require Vendor to adhere to additional information security requirements or policies or execute separate data protection and security agreements, and Vendor agrees to adhere to such requirements or policies provided by Client and to execute such agreements as applicable.

6.	VENDOR’S RESPONSIBILITIES - In addition to any other obligations set forth herein or in the applicable SOW, Vendor agrees (i) to make the Licensed Products and Services available to Client for Client’s (and/or applicable Customer’s) use pursuant to the terms herein and applicable SOW, (ii) to make customer service personnel available by telephone or e-mail for support twenty-four hours per day, seven days per week and to use best efforts to resolve all failures promptly (i.e., within twenty-four (24) hours or less) and with due care, and (iii) properly maintain, collect and store all information, data, surveys, summaries and other Client Content or materials delivered under any SOW for a period of one-hundred twenty (120) days after such delivery, unless directed by Client to delete such materials, in which case Vendor shall certify deletion within seven (7) business days of the deletion request. Any loss of such materials by Vendor or as a result of the Licensed Products or other act or omission of Vendor must be replaced by Vendor at Vendor’s expense.

7.	WARRANTY – Vendor represents and warrants to and for the benefit of Client and Customer that: (i) the Services, Client Content and Licensed Products do not and shall not infringe or misappropriate any third party’s patents, copyrights, trademarks, trade secrets or other personal or proprietary rights; (ii) it has all the necessary consents, rights, title, and interest to gather and share the Collected Data for the intended purpose, provide the Services and Client Content, and to use and authorize the use of the Licensed Products as contemplated by this Agreement and/or the applicable SOW; (iii) the Services, Client Content and Licensed Products are accurate and complete and will perform in a reliable manner, and conform, where applicable, to the specifications and functionality as set forth in this Agreement, applicable SOW or other documentation provided by Vendor, and will be provided with due care in a competent and professional manner; (iv) Vendor’s provision of the Services shall at all times be in compliance with all applicable Laws and obligations to third parties; (v) Vendor shall only employ Tracking Technologies for data collection that comply with the requirements set forth in Section 5; (vi) Vendor shall implement and maintain adequate security procedures and practices appropriate to the nature of any Confidential Information, Collected Data and other information disclosed to or accessible by Vendor, in order to protect such information from unauthorized access, destruction, use, modification or disclosure, and Vendor shall promptly notify Client in writing in the event any unauthorized access to such information is suspected and permit Client to control any public notifications or disclosures, with the reasonable assistance of Vendor; and (vii) any software or technology deliverable provided hereunder (including without limitation, the Licensed Technology) will not contain any virus, time-bomb, trojan horse, worm or other harmful or disabling code.

8.	INDEMNITY AND LIMITATION OF LIABILITY – Vendor will defend, hold harmless and indemnify Client, its Customers and their respective affiliates (collectively, “Indemnitees”) against any and all claims, damages, losses, suits, actions, demands, proceedings, expenses, and liabilities of any kind (including reasonable attorneys’ fees) (collectively, “Claims”), arising from the Vendor’s (or any of its affiliates’, subcontractors’ or their respective personnel’s) acts and omissions in connection with the Services, including, without limitation, breach or alleged breach of Vendor’s representations, warranties or obligations hereunder and Vendor’s (or any of its affiliates’, subcontractors’ or their respective personnel’s) negligence or misconduct. Vendor will not agree to the settlement of any Claim without consent from the applicable Indemnitee, and in any case, unless such settlement forever discharges and releases the Indemnitees from any past, present and future liability with respect to the applicable Claim. Both parties shall act reasonably in seeking to mitigate any losses arising under this Agreement. In no event shall Client’s maximum liability hereunder exceed the amounts payable by Client pursuant to Section 4 above and in no event shall Client be liable hereunder for any consequential, incidental, exemplary or other indirect damages of any kind.

9.	INSURANCE –

a.	Vendor shall maintain at its sole expense during the Term, the following type of insurance and minimum limits with an insurer having an A.M. Best rating of A VIII or better:

i.	Workers’ Compensation:

1.	Part One (Workers’ Comp.) — Statutory
2.	Part Two (Employers Liability) — $1,000,000

ii.	Commercial General Liability – Covering liability arising from premises, operations, personal injury, products/completed operations, and liability assumed under an insured contract (including the tort liability of another assumed in a business contract) with limits of at least:

1.	$4,000,000 General Aggregate limit
2.	$2,000,000 each occurrence – limit for all bodily injury or property damage incurred in any one (1) occurrence
3.	$1,000,000 each occurrence – limit for Personal Injury and Advertising Injury incurred in any one (1) occurrence
4.	$2,000,000 Products/Completed Operations Aggregate limit
5.	$1,000,000 each occurrence – limit for Products/Completed Operations
6.	$1,000,000 Damage to Premises Rented to You (Fire Legal Liability)

iii.	Commercial Automobile Liability – Covering all owned, non-owned and hired vehicles with limits of $2,000,000 combined single limit for bodily injury/property damage each accident.

iv.	Umbrella/Excess Liability - $5,000,000 Occurrence and $5,000,000 Aggregate - excess of Employers’ Liability, Commercial General Liability and Commercial Automobile Liability Coverage. This policy will be as broad as all underlying policies (follow form).

v.	Professional Liability – Professional Liability/Errors & Omissions including coverage for Intellectual Property Rights including but not limited to (copyright; service mark; trademark rights); coverage for Technology Products & Services Errors & Omissions; Security Liability; Privacy Liability; Cross Liability (providing a carve-back to the insured vs. insured exclusion), including coverage for plagiarism, piracy and misappropriation or theft of ideas, defamation, libel, slander, disparagement or invasion of privacy or publicity and Contractual Liability Insurance covering the indemnification provisions herein with minimum limits of Ten Million Dollars ($10,000,000).

b.	The required minimum limits of insurance may be satisfied by any combination of primary and Umbrella/Excess liability policies.

c.	Waiver of Subrogation – Vendor’s insurance policies shall contain a waiver of subrogation in favor of Client, Customer and all other Indemnitees where permitted by law.

d.	Primary Insurance and Additional Insured – Vendor’s insurance shall be primary and non- contributory by any other insurance or self-insurance maintained by or available to Client, Customer and all other Indemnitees. Client, Customer and all other Indemnitees shall be named as Additional Insureds on Vendor’s Commercial General Liability and Commercial Automobile Liability policies. With respect to the Professional Errors & Omissions Coverage, Vendor agrees to add Client, Customer and all other Indemnitees as additional insured parties, but only if any insured vs. insured exclusions provides a carve-back for cross liability.

e.	Evidence of Insurance – Prior to the start of work, Vendor shall provide Client with a Certificate of Insurance evidencing the above insurance coverage along with a copy of the Additional Insured Endorsement and Waiver of Subrogation Endorsement from the policy. Client shall be given at least thirty (30) days written notice prior to any policy cancellation; non-renewal or material change in coverage. The failure of Client to request such Certificates of Insurance, Additional Insured Endorsement and Waiver of Subrogation Endorsement or the failure of Client to identify any coverage deficiency will not be construed as a waiver of Vendor’s obligation to maintain the insurance required in this Agreement. All subcontractors retained by Vendor to perform services shall maintain the same types, limits and terms & conditions of insurance required of Vendor and Vendor will obtain and provide evidence of such insurance to Client.

f.	Vendor and subcontractors shall be solely responsible for any policy deductibles or self- insured retentions.

g.	If any of the above policies are written on a claims-made basis, such coverage must extend for a period of at least three (3) years after the completion of Services. None of the foregoing requirements as to the type and limits of insurance to be maintained by Vendor are intended to and shall not in any manner limit or qualify the liabilities and obligations for which Vendor is responsible under this Agreement.

10.	CONFIDENTIALITY - For the Term and thereafter, Vendor shall not, in the absence of the Client’s prior written consent, disclose to any third party (other than its employees and directors on a need to know basis, so long as they are bound by the terms of this Agreement) any Confidential Information (as defined below) or use such Confidential Information for any purpose not permitted under this Agreement. “Confidential Information” shall mean any information or materials that Vendor has received or will receive from or on behalf of the Client or its Customers, in whatever form or media, regarding the terms and provisions (and existence) of this Agreement, or which has been identified as ‘confidential’ by the disclosing party, or if not so identified, which is or should be reasonably understood to be confidential or proprietary including, without limitation, all Client Property (as defined below), Client Content and information about Client’s and its Customers’ employees, organization, activities, policies, products, services, sales, cost and other unpublished financial information, product and business plans, projections, and marketing data. Confidential Information shall not include information (a) already lawfully known to the Vendor without reference to the Confidential Information, (b) generally known to the public other than as a result of a breach by Vendor of this Agreement, (c) lawfully obtained from any third party without an obligation of non-disclosure, or (d) required to be disclosed by law; provided, however, that in such event, Vendor shall (i) give the Client sufficient advance written notice to permit Client (or Customer, as the case may be) to seek a protective order or other similar order with respect to such Confidential Information, and (ii) thereafter disclose only the minimum Confidential Information required to be disclosed in order to comply, whether or not a protective order or other similar order is obtained by the Client (or Customer, as the case may be).

During the Term, Vendor agrees not to, directly or indirectly, solicit or provide services to a Competitor (as defined below), or work with or for a Competitor or otherwise provide or solicit services as part of a team with any Competitor. For purposes of this Agreement, the term “Competitor” shall mean any of WPP, The Interpublic Group of Companies, Havas, MDC Partners, Stagwell, Cheil Worldwide, Dentsu, Publicis Groupe or Hakuhodo, or any of their respective subsidiaries and affiliates and any of their respective successors and assigns.

11.	PROPRIETARY RIGHTS - As between Client and Vendor, Client shall maintain all rights, title and interest to any information and materials provided to (or otherwise obtained by) Vendor by or on behalf of Client or otherwise in connection with this Agreement (“Client Property”), including without limitation, any data or other deliverables that are provided by Client to Vendor for the purposes of performing this Agreement, and/or software and/or other technologies created by Client. Vendor agrees that any and all Client Content provided by Vendor to Client hereunder, shall be considered a “work for hire” under the Copyright Act of 1976 and the sole and exclusive property of Client. Client shall have all right, title and ownership in the Client Content, including, but not limited to, the right to register the Client Content for copyright and/or other intellectual property protection. To the extent that the Client Content shall for any reason not be considered to be a “work for hire” or to the extent otherwise necessary to effectuate the foregoing, Vendor hereby conveys, transfers and assigns to Client all of its right, title and interest it may have now or in the future acquire in the Client Content, including but not limited to, all copyrights, patents, trade secrets and other intellectual property and proprietary rights, and agrees to execute all instruments necessary to accomplish such transfer and assignment as requested by Client. Vendor hereby waives all moral rights, rights of attribution or similar rights in and to all Client Content and, unless otherwise agreed to in writing by Client, agrees to obtain waivers of all such rights in favor of Client in all Client Content developed for Vendor by third parties. For the avoidance of doubt, Client shall be deemed to be the exclusive owner of all right, title and ownership in the Client Content.

As between Client and Vendor, Vendor is the exclusive owner of all right, title and interest in and to the Licensed Products, including any platform technology, algorithms, pre-existing data and other pre-existing materials. Vendor agrees to identify the Licensed Products in the applicable SOW. Vendor hereby grants Client (on behalf of itself and any applicable Customer) a non-exclusive, perpetual, irrevocable, world-wide, sub-licensable, royalty-free and fully paid license to use the Licensed Products as necessary in connection with exploitation of the Services and/or Client Content and/or otherwise as intended pursuant to the terms of the applicable SOW in connection with which such Licensed Products are provided.

Unless otherwise agreed between the influencer and Customer and/or Client: (a) notwithstanding the foregoing or any other provision of this Agreement, Client Content which is created through the engagement of social media influencers (“Influencer Content”) shall be the intellectual property of the social media influencer who created the Influencer Content except to the extent that such Influencer Content incorporates Client or Customer trademarks and (b) Vendor shall contract with social media influencer to obtain a license for Client, Customer and Vendor to use the Influencer Content during the applicable usage period as detailed in the applicable SOW.

Except as expressly set forth in this Agreement or an applicable SOW or as may otherwise be necessary for Client and Customer and their respective agents to use the Licensed Products and Services provided herein, no right, license, title or interest in or to any of the foregoing or any other proprietary rights, intellectual property or confidential information, express or implied, are granted by either party to the other party under this Agreement. For the avoidance of doubt, Vendor shall use the Client Property and Client Content solely as is necessary to provide the Services herein and for the benefit of Client (and/or applicable Customer). Vendor shall not use any Client Property or Client Content for any other purpose or the benefit of any third party, unless Client expressly consents to such use, and provided that express consent for such use shall be requested by Vendor on a case-by-case basis. Upon the expiration or termination of this Agreement, or at any time upon Client’s request, Vendor agrees that it will promptly return (or, if requested by Client, permanently delete) all information, documents, manuals and other materials and property belonging to Client or any Customer, as the case may be, (including without limitation, all Confidential Information) except as otherwise provided in this Agreement or applicable SOW.

12.	APPLICABLE LAW - Any and all claims, controversies or disputes arising out of or in connection with this Agreement shall be resolved in accordance with this Section. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York. Client and Vendor consent to the exclusive jurisdiction of the state or federal courts located in New York County, New York for any legal action, suit or proceeding arising out of or in connection with this Agreement, and agree that any such action, suit or proceeding may be brought only in such courts. The parties waive any right they might have to a trial by jury in any such suit, action or proceeding.

13.	PUBLICITY - Vendor agrees that it shall not disclose any of the terms of this Agreement to any third party or use the names, trademarks, logos and/or advertisements of the Client or Customers or any other Client Property without the prior written consent of Client on a case- by-case basis.

14.	NOTICE - All notices, including notices of address change, required to be sent hereunder shall be in writing and shall be deemed to have been given when mailed by first class mail or by nationally recognized overnight courier or when sent by email (provided the sender has no evidence the email was not received). Notice as to Vendor shall be sent to the address set forth below:

Vendor: Rad Technologies Inc.

1501 Lincoln Blvd.

#1133

Venice, CA 90291

Notice as to Client shall be sent to the appropriate address specified in the applicable SOW.

15.	NON-SOLICITATION - Vendor acknowledges that the Client’s employees are a valuable asset of Client. Accordingly, Vendor agrees that during the Term and for one (1) year thereafter, Vendor shall not, directly or indirectly, knowingly recruit or solicit, or employ, engage as a consultant, or otherwise retain, any of Client’s employees who are involved in the performance of this Agreement or an applicable SOW. Vendor agrees that it shall not contact or solicit any Customer directly or indirectly for the performance of services similar to the Services during the Term and for a period of six (6) months thereafter.

16.	ORDER OF PRECEDENCE - Should the terms of this Agreement conflict with the terms of any SOW agreed to between the parties, the terms of this Agreement shall prevail unless expressly stated otherwise in the SOW.

17.	ASSIGNMENT - Vendor shall not assign or transfer its obligations and/or rights under this Agreement or the benefit of this Agreement (in whole or in part) to any person or entity, without the prior written consent of Client in each instance. For the avoidance of doubt, under no circumstances will Vendor allow any third party to have access to any Collected Data or Confidential Information without the express prior written approval by Client of both the data to be disclosed and the proposed recipient of such data. Vendor will not engage any subcontractor to perform Services unless Client provides its prior written consent in each such instance. In the event Client provides its consent, Vendor will nevertheless (i) ensure that all subcontractors are subject to the terms of this Agreement and (ii) remain jointly and severally liable to Client for each subcontractor’s performance of Services and compliance with this Agreement. Without limiting the foregoing, Vendor acknowledges and agrees that it shall be responsible for the performance of any subcontractors or other third parties hereunder.

18.	AUDIT RIGHTS - Client shall have the right to examine during normal business hours upon reasonable prior written notice, Vendor’s facilities, books and records (including electronic records) to verify Vendor’s controls and procedures protecting Client’s Confidential Information and Collected Data, compliance with data privacy laws and obligations, the fees due and proper performance of Services hereunder. In the event any such audit reveals that Vendor has failed to comply with any requirement herein, Vendor will promptly reimburse Client the costs incurred by it in connection with such audit. In the event any such audit reveals an overpayment by Client, Vendor will promptly pay Client the amount of any such overpayment.

19.	INDEPENDENT CONTRACTOR STATUS - Each party shall be and act as an independent contractor and not as partner, joint venturer or agent of the other.

20.	SURVIVAL – Those provisions, requirements and obligations in this Agreement that are intended to survive termination, including, but not limited to, Sections 1, 3, 4, 5, and 7–1 shall survive the termination of this Agreement and any applicable SOW.

21.	ENTIRE AGREEMENT - This Agreement, including all attachments, whether incorporated by reference or otherwise, constitutes the entire agreement and supersedes all other oral or written agreements, communications and documents between the parties with respect to the subject matter hereof and may not be changed orally but only in writing signed by both parties hereto. Except as otherwise provided herein, no amendment to, or waiver of, any provision of this Agreement will be effective unless in writing and signed by both parties. The waiver by any party of any breach or default will not constitute a waiver of any different or subsequent breach or default. No terms, provisions or conditions of any Vendor purchase order, acknowledgment, click-through agreement or other business form that Vendor may use or any handwritten changes by Vendor will serve to alter or have any effect on the terms of this Agreement, notwithstanding any apparent acceptance thereof by Client. This Agreement may be executed in multiple counterparts, all of the same agreement which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Vendor and Client have executed this Agreement.

RAD TECHNOLOGIES, INC. D/B/A RAD AI		OMNICOM PUBLIC RELATIONS GROUP, INC.

By:	/s/ Jeremy Barnett	By:	/s/ Erin Lanuti

Name:	Jeremy Barnett	Name:	Erin Lanuti

Title:	CEO	Title:	Chief Innovation Officer

Date:	11/12/23	Date:	1/10/23

Exhibit 1 Additional Clauses

1.	Audit

a.	Audit Rights. Vendor shall keep full, accurate and complete records of all services billed for and payments made by Client. At any time during the term of this Agreement and for a period of three (3) years after the later of either: (1) the final payment under the Agreement, or (2) the termination or expiration of the Agreement, Client, or its designated agent, shall have the right, upon reasonable notice to Vendor, to examine, copy and audit such records (including without limitation, hard copy, and computer-readable formats). Should Client request such an audit, Vendor agrees to reasonably cooperate with Client in conducting the audit. Should Client find that any payment was not in conformity with the provisions of this Agreement, then Client shall be entitled to immediate payment of any such amounts. If such audit reveals any excessive charges against Client, such excessive charges plus interest at the annual prime rate from time to time as reported by the Wall Street Journal shall be refunded to Client immediately upon written notification to Vendor, notwithstanding that Client may have previously paid such excessive charges for accepted services and/or goods. Such interest will accrue on a daily basis from the date on which Client paid such excessive charges up to the date on which Client receives the refund of such excessive charges.

b.	Audit Cost Recoupment. If the amount due to Client pursuant to the audit described in subsection a of this Section exceeds the lesser of either three percent (3%) of the valid amount or five thousand dollars ($5,000), then Client shall also have the right to offset or demand payment from Vendor for all reasonable costs associated with the audit and examination, including, but not limited to, reasonable legal and accounting fees.

2.	Vendor Performance Audit. Client shall have the right to audit Vendor performance in any way it deems appropriate when reasonable, during business hours upon reasonable notice but not more than twice per calendar year to measure the adequacy of Vendor’s performance under the Agreement and Vendor agrees to cooperate with any such performance audit. Any such performance evaluation may include, where applicable, Vendor’s:

a.	Information Security Policy and Practices
b.	Adherence to agreed SLA
c.	Performance and quality of work performed
d.	Adherence to confidentiality provisions of the Agreement

3.	Vendor shall make every reasonable effort to ensure the confidentiality of Client’s data and the data of Client’s clients. At a minimum the following criteria must be met:

a.	Perimeters to be Firewalled with DMZs and port level security
b.	Change and Patch management policies and procedures for all systems
c.	Intrusion Detection and Prevention Systems for external and internal networks
d.	Annual Third Party Security Reviews
e.	Core Data Centers rated for at least Tier 3 capabilities and recognized by industry best practice
f.	Proper system logging, monitoring and reporting
g.	Logical Separation Controls for Client Data

4.	Service Availability Agreement. This Service Availability Agreement applies to the Services provided by Vendor under the Agreement.

(i)	Vendor shall ensure that the Services and all material functionalities of the Services are available 98% of the time in a calendar month, excluding Excused Downtime (as defined below) (“Availability”).

(ii)	Excused Downtime shall include the following:
(1)	Scheduled Maintenance as defined below

(2)	Issues associated with Client’s personal computers, networks or the Internet

(3)	Client’s Internet Service Vendor (ISP) connections

(4)	Issues arising from misuse of the Services by Client

(iii)	Service Credits. If Vendor fails to maintain Availability (or experiences a system flaw which results in the incorrect delivery of Services), Client will be entitled to receive a credit (the “Service Credit”) of 50% of the total amount owed by Client for the Eligible Credit Period. The “Eligible Credit Period” is a single month during the term of this Agreement.

(iv)	Scheduled Maintenance. As used in this Exhibit 1, the term “Scheduled Maintenance” means unavailability of the Services due to Vendor’s installation of software updates, patches, bug fixes, other software-related maintenance, and hardware upgrades or changes. Vendor will: (a) notify Client forty-eight (48) hours in advance of Scheduled Maintenance; (b) provide an estimate of the time required to perform the Scheduled Maintenance; (c) use reasonable efforts to minimize the downtime required for the Scheduled Maintenance; and (d) only perform Scheduled Maintenance during the following hours: (i) between 12:00 am and 6:00 am Eastern Standard Time on Saturdays or (ii) between 12:00 am and 7:00 am Eastern Standard Time on Sundays.

Data Provenance

Vendor will provide to Client only Vendor Data that is processed in a manner that complies in all material respects with all applicable Data Privacy Laws, Self-Regulatory Principles, and Vendor’s privacy policy and public statements. Vendor will post and maintain on its Web site a privacy policy that discloses its data processing practices regarding Vendor Data, its source data, and any Third Party Data. Vendor will provide only Vendor Data that was collected under and in compliance with such a privacy policy and for which it retains evidence of the applicable privacy policy or notice to consumers. Vendor will maintain and make this evidence available for inspection by Client upon written notice. Vendor will contractually obligate Third Party Data providers to process data in a manner at least as restrictive as Vendor’s obligations hereunder.

Data Collection Restrictions

Vendor will provide Client only Vendor Data that it, or its source data, was collected using HTTP cookies or technology disclosed in Vendor’s privacy policy that allows for the same level of transparency and control as is currently available for standard HTTP cookies. Vendor will contractually obligate Third Party Data providers to limit the technology used to collect Third Party Data or its source data to HTTP cookies or technology disclosed in the Third Party Data PROVIDER’S privacy policy that allows for the same level of transparency and control as is currently available for standard HTTP cookies. Vendor will not provide to Client Vendor Data or Third Party Data that was collected, or is derivative of data that was collected using: (i) HTML5 Web Storage; (ii) Locally-Shared Objects (LSOs), including, but not limited to IE Browser Helper Objects (BHOs), Adobe Flash objects (“Flash cookies”), and Microsoft Silverlight objects; (iii) web cache technology, including “ETags”; (iv) browser or device fingerprints; (v) a combination of one or more of these technologies, such as “Evercookies”; or (vi) any technology that re-creates HTTP cookies after they have been deleted.

“Vendor Data” means data that may be associated with a unique identifier, either temporary or persistent, used for marketing purposes, including, but not limited to online behavioral advertising.

“Third Party Data” means data licensed or obtained by Vendor from a third party that may be associated with a unique identifier, either temporary or persistent, used for marketing purposes, including, but not limited to online behavioral advertising.

“Data Privacy Laws” means laws, rules, or regulations, regarding the processing of data, including federal, state, or foreign laws or regulations regarding (i) data privacy and information security; (ii) data breach notification; (iii) unfair or deceptive practices; (iv) trespass, computer crime and other laws governing unauthorized access to or use of digital data. “Processing” includes collecting, accessing, using, disclosing, transmitting, securing, sharing or transferring.

“Self-Regulatory Principles” means a set of principles or a code of conduct created and enforced by a group of similar entities, including but not limited to Network Advertising Initiative’s, Self-Regulatory Code of Conduct, and the Digital Advertising Alliance’s Industry Self-Regulatory Principles for Online Behavioral Advertising.

Exhibit 2

INFORMATION SECURITY

Confidential and Personal Information, Data Protection, and Security

1. Confidential and Personal Information. The parties acknowledge that in performing its obligations hereunder, Vendor may obtain or have access to, or otherwise store, process, or transmit, Confidential Information (as defined within the Agreement) as well as certain personally identifiable information of Client or its affiliates, and their respective employees, agents, officers, contractors, customers, potential and prospective customers, suppliers, or other persons, which information may include without limitation information (i) that identifies or can be used to identify, contact, or locate the person to whom such information pertains or is otherwise personal or unique to a person; (ii) from which identification or contact information of an individual person can be derived, including but not limited to their name, social security number or other government-issued identifier, location-based information, date and place of birth, mother’s maiden name, address, email address, mobile or other telephone numbers, other contact information, financial account information, driver’s license or non-driver identification card information, mother’s maiden name, date of birth, passwords, biometrics, electronic serial number, device identification number, IP address, personal identification number or code, account information, or account activity information, or any other information or data that can be used for identity theft (even that which is not personally identifiable) and other sensitive information regarding such persons; and (iii) that is health-related information and other information that is protected under any Applicable Privacy and Data Security Laws (collectively, “Personal Information”). As used herein Confidential Information and Personal Information shall collectively be defined as “Confidential and Personal Information”. Moreover, to the extent that any other information (such as, without limitation, a personal profile, password, or other unique identifier) is associated or combined with Confidential and Personal Information, then such information also will be deemed Confidential and Personal Information. Notwithstanding anything to the contrary, all Confidential and Personal Information:

(a) as between the parties, is and will remain the sole and exclusive property of Client and (b) will be deemed Client’s Confidential Information regardless of whether it is marked as such. Vendor will protect any account passwords issued to Vendor or its agents for purposes of accessing Client’s systems as if they were Confidential and Personal Information for all purposes.

2. Limited Use. Vendor agrees that: (i) at all times during the term of this Agreement and thereafter, it will comply with its obligations under all Applicable Privacy and Data Security Laws (as defined below) in relation to Confidential and Personal Information; (ii) Vendor will not use, and will contractually require and cause its subcontractors and agents not to use, Confidential and Personal Information for any purpose other than performance under this Agreement; (iii) Vendor will make Confidential and Personal Information accessible to personnel, subcontractors, and agents on a need-to-know basis only and only with Client’s prior written permission, and provided that a background or other appropriate screening process has been conducted of those individuals to determine their suitability to interact with Personal Information, and Vendor has trained such individuals with respect to the obligations imposed by this Agreement and sign an undertaking to comply with these obligations; and (iv) at all times during the term of this Agreement and thereafter, it will hold all Confidential and Personal Information in strict confidence, subject to Vendor’s other obligations pursuant to the Agreement. Vendor will not collect any Confidential and Personal Information from individuals except that which is actively and knowingly provided by such individuals. Except as expressly set forth in this Agreement or as Client otherwise directs in writing, Vendor may not modify the Confidential and Personal Information, merge it with other data, or use it for any other purpose, commercial or otherwise. As used herein, “Applicable Privacy and Data Security Laws” means: (a) all privacy, security, and data protection laws, rules, and regulations of any applicable jurisdiction (including, without limitation, the U.S, European Union, and Canada), and all then-current industry standards, guidelines, and practices with respect to privacy, security, and data protection including the collection, processing, storage, protection, and disclosure of Confidential and Personal Information, including but not limited to General Data Protection Regulations of the European Union; and (b) the applicable privacy policies of either party as well as Client’s policies and guidelines applicable to any of the foregoing which are provided to Vendor in written form from time to time or posted on any of the Client sites or applications. If and to the extent that the European Union General Data Protection Regulation (Regulation (EU) 2016/679) is applicable to the Vendor’s performance of the Agreement, Vendor shall, and shall cause its employees and subcontractors to, comply with the EU Personal Data Rider attached hereto.

3. No Export. Neither Vendor nor its agents or subcontractors will transmit, directly or indirectly, any Privacy Data to any country outside no PII should be transmitted to any country outside of its country of origin without the prior written consent of Client.

4. Security Measures. Without limiting Vendor’s other obligations under this Agreement, Vendor will, and will contractually require and cause its subcontractors and agents to: (i) implement and maintain reasonable security procedures and practices appropriate to the nature of the Confidential and Personal Information and take such other actions as are necessary to maintain conformance with high industry standards of security and to: (a) ensure the security and confidentiality of the Confidential and Personal Information; (b) protect against any anticipated or actual threats or hazards to the security or integrity of the Confidential and Personal Information; and (c) prevent unauthorized access to or destruction, use, modification, and disclosure of Confidential and Personal Information; and (ii) otherwise keep the Confidential and Personal Information confidential in accordance with the terms of this Agreement and any Applicable Privacy and Data Security Laws. Without limitation of the above, Vendor will (and will cause its subcontractors and agents to) take all precautions and adopt all safety measures to avoid the foregoing risk, through: (a) proactive monitoring of known vulnerability reporting services; (b) engaging qualified, independent, and reliable third parties to regularly audit and validate the applicable safety measures; (c) encrypting and salting Confidential and Personal Information and other sensitive information with industry standard encryption levels or higher at all times while in transit or stored; (d) prohibiting employees and agents from bringing, transporting or transmitting Confidential and Personal Information to their homes or personal computers, e-mail accounts, devices or media; (e) adopting up-to-date and leading edge technologies in consultation with, or otherwise at the request of, Client for the safe, secure, and accurate collection, processing, storage, and distribution of all Confidential and Personal Information, including but not limited to by changing default security settings (including, without limitation, passwords) and promptly installing all updates, patches, and security enhancements made available by the Vendor of any of the third party products used in connection with such collection, processing, storage, and distribution; and (f) conduct periodic risk assessments to identify and assess reasonably foreseeable internal and external risks to the security, confidentiality, and integrity of electronic, paper, and other records of Confidential and Personal Information and evaluate and improve, where necessary, the effectiveness of its safeguards for limiting those internal and external risks.

5. [Omitted].

6. Requests for Confidential and Personal Information. If Vendor receives any legal request or process in any form seeking disclosure of, or if Vendor is advised by counsel of any obligation to disclose, Confidential and Personal Information, Vendor will provide Client with prompt prior notice of such request or advice so that Client may seek a protective order or pursue other appropriate remedies to protect the confidentiality of such information. Vendor will furnish only that portion of the information which is legally required to be furnished and, in consultation with Client, will use all reasonable efforts to assure that the information is maintained in confidence by the party to whom it is furnished.

7. Notification of Security Breach and Incident Response. Without limiting the foregoing, Vendor will notify Client immediately in the event that it believes or has reason to believe that there has been unauthorized access to or use of, or any security breach relating to or affecting, Confidential and Personal Information, or that any person who has had access to Confidential and Personal Information has violated or intends to violate the terms of this Agreement, and Vendor will, at its own expense, cooperate with Client in investigating and responding to and mitigating the foregoing, notifying customers or other affected individuals as required by law, and seeking injunctive or other equitable relief against any such person or persons who have violated or attempted to violate the security of Confidential and Personal Information. Vendor will notify Client within 24 hours of such an event (soc@omnicomsecurityservices.com) and inform Client as to status and impact of the breach. In the event that applicable law requires that Client’s customers or other affected persons be notified of a security incident involving Confidential and Personal Information, and applicable law does not establish whether such notice must come from Client or Vendor, Client will have the discretion of determining whether such notice will come from Client or Vendor. In any event, the content, timing, and other details of such notice will be subject to Client’s approval, in Client’s sole discretion. Vendor will be responsible for reimbursing Client for the costs of such notifications and fielding feedback and questions from those notified, and any other associated costs that Client may incur in connection with responding to or managing a breach of the security of Confidential and Personal Information in Vendor’s or its agents’ possession, or that is stored or transmitted by Vendor or its agent(s) on Client’s behalf (for example, without limitation, costs of credit monitoring services, call center services and forensics services, fines imposed by credit card associations, merchant banks or financial account institutions, and costs passed on by individual card companies, banks, and other financial institutions, such as the costs of issuing replacement cards, fraud liability, chargebacks, compromise fees, and other remediation costs). Client may, at its discretion, immediately terminate Vendor’s provision of goods and/or services under any or all agreements or arrangements between Vendor and Client without penalty, if Vendor violates any requirement of the terms contained in this Exhibit 2. The remedies set forth herein will be in addition to any other remedies available to Client at law or in equity, including but not limited to Vendor’s indemnification obligations set forth in Section 9 below or in the Agreement.

8. Disposal. As soon as possible after any Confidential and Personal Information (or a portion thereof) is no longer needed by Vendor to fulfill its obligations hereunder, and in any event upon termination of this Agreement or the applicable SOW, as applicable, for any reason, or upon the earlier request of Client at any time: (a) Vendor will return Confidential and Personal Information to Client as well as all other deliverables, work product and materials that are provided under the Agreement or are Client’s property, or at Client’s request destroy it in accordance with this Section (including without limitation, with respect to any hard copy, cross-shredded); (b) Vendor will delete in accordance with this Section all electronic copies of the Confidential and Personal Information in Vendor’s or its agent’s or contractor’s possession or control in a manner that makes the Confidential and Personal Information non-readable and non-retrievable; and (c) Vendor will certify to Client, in writing, that Vendor has complied with its obligations under this Section 8. Upon disposal under any circumstances, Vendor will shred, destroy, or modify unencrypted personal identifying information contained in print or electronic media so that it is unreadable and unrecoverable, and in accordance with this Section. Unless otherwise agreed by the Client in writing, all such destruction, deletion, shredding and modification of Confidential and Personal Information shall be conducted by a third party certified to securely and effectively destroy such information that is reasonably acceptable to Client and Vendor shall deliver to Client a certificate of secure destruction issued by such third party.

9. Indemnification. Without limiting the indemnification obligations set forth in the Agreement, Vendor will indemnify, defend, and hold harmless Client and its affiliates, and their respective officers, directors, employees, contractors and agents, from and against any and all third party claims, including any liabilities, obligations, losses, damages, costs, fees, penalties, fines, charges, or other expenses of any kind (including without limitation reasonable attorneys’ fees and legal costs) (collectively, “Claims”) arising in connection with its use of Confidential and Personal Information, including without limitation actions by the Federal Trade Commission and state attorneys general and private Claims and where such Claims arise out of a Security Event (as defined below). As used herein, a “Security Event” means an event where Confidential and Personal Information (including without limitation Cardholder Data, passwords, or other data, with or without name or other personally identifiable information) is accessed or received by an individual or entity that is not authorized to access or receive such information or where any systems or networks containing any such information are accessed by any unauthorized person (whether or not there is evidence that any such information was accessed). Client expressly reserves the sole right, at Client’s option, to control the defense and settlement of any such Claim and, in such event, in addition to Vendor’s other obligations in this Section 9, Vendor will assist Client, at Vendor’s expense, in the defense of any such Claim. Vendor will not settle any Claim without the prior written consent of Client.

10. Audits and Inspections. Upon Client’s request, Vendor will provide reasonable supporting documentation regarding the Data Safeguards as well as limited access to verify that Vendor has business continuity and recovery facilities, resources, plans, and procedures in place. Upon reasonable notice to Vendor, Vendor will permit Client, its auditors, designated audit representatives, and regulators, including data protection authorities, during normal business hours, to audit and inspect: (i) Vendor’s facilities where Confidential and Personal Information is stored, controlled, transmitted, or processed; (ii) any computerized systems used to store, control, transmit, or process Confidential and Personal Information; and (iii) Vendor’s security practices and procedures, data protection practices and procedures, and business continuity and recovery facilities, resources, plans, and procedures; provided that (a) the scope of any such audit shall be agreed in advance with the Vendor’s security team and (b) any such audit shall exclude access to Confidential Information of Vendor and any third party to whom Vendor has an obligation of confidentiality. The audit and inspection rights hereunder will be, at a minimum, for the purpose of verifying Vendor’s compliance with this Exhibit 2.

11. [Omitted].

12. Written Program. Vendor represents and warrants that it has a written program instructing its employees and vendors how to protect Confidential and Personal Information. Vendor further represents and warrants that it shall use all necessary steps to protect Confidential and Personal Information, including conducting on a regular basis assessments of foreseeable internal and external risks to the security, confidentiality and integrity of electronic, paper and other records containing Confidential and Personal Information, and as necessary improving the effectiveness of its safeguards to limiting such risks, including employee training, ensuring ongoing employee compliance with its written program, and the development of measures for detecting and preventing security system failures. Vendor shall be available to Client to respond to any questions and to work with Client in the event of an security breach or incident Confidential and Personal Information. Vendor will also ensure that its employees and vendors enter into written contractual obligations that are no less stringent than the obligations imposed upon Vendor by this Agreement.